NEWS RELEASE

EMX Royalty Executes Agreement to Sell Three Nickel-Copper-Cobalt Projects in Norway to Pursuit Minerals

Vancouver, British Columbia, February 18, 2020 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an option agreement (the "Agreement") for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway (the "Projects"), with Pursuit Minerals Limited (ASX: PUR) ("Pursuit"). Pursuit is a publically traded company listed on the Australian Stock Exchange that is focused on battery metal assets in Fennoscandia. The Agreement provides EMX with an equity interest in Pursuit, a 3% net smelter return ("NSR") royalty on each project, and other considerations including annual advance royalty ("AAR") and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied.

The Espedalen, Hosanger, and Sigdal Projects each contain magmatic nickel-copper-cobalt (Ni-Cu-Co) sulfide deposits associated with mafic-ultramafic intrusive complexes in southern Norway. Platinum group elements ("PGE's") and gold are also enriched in some of the deposits, although historic sampling for PGE's and gold was limited and their endowments remain poorly documented. Each of the Projects contains areas of historic mining and drill defined zones of sulfide mineralization.

The Projects occur amongst a cluster of nickel deposits and mafic intrusive complexes in southern Norway that is considered to be the eastern extension of the same trend that hosts the Voisey's Bay nickel deposits in Labrador, Canada (the regions of modern day Fennoscandia and Canada were once adjoined in the middle Proterozoic period)[1]. Please see www.EMXroyalty.com for more information.

Commercial Terms Overview. In accordance with the Agreement, Pursuit will have the option to acquire 100% project interests in the Espedalen, Hosanger, and Sigdal Projects subject to the following terms (all dollar amounts in USD, unless otherwise noted):

  Upon execution, Pursuit will make a cash payment of $25,000 and issue 20 million shares of PUR to EMX.
  Pursuit will then have a 12-month option period in which they must spend a minimum of $250,000 on the Projects.
  Upon exercise of the option, Pursuit will issue up to 20 million additional shares, capped at 9.9% of the issued and outstanding shares of PUR.
  By exercising the option, Pursuit will vest a 100% interest in each project, with EMX retaining a 3% NSR royalty, 1% of which may be purchased by Pursuit under certain conditions. AAR payments will commence on the second anniversary of the agreement, beginning at $25,000 per project and increasing at $5,000 per year.
  Upon the second anniversary of the Agreement, Pursuit will issue to EMX another tranche of shares equal in cash value to the 20 million PUR shares issued to exercise the option (as determined by the price of those shares when issued at the exercise of the option).
  If the option is exercised, Pursuit will commit to another $500,000 in exploration expenditures by the second anniversary, and drill at least 1,000 meters per project per year until the completion of a pre-feasibility study.
  Milestone payments of $500,000 will be made to EMX upon each of the following milestones: a) completion of a preliminary economic assessment ("PEA"), and then b) delivery of a "positive feasibility study".
  The issuance of Pursuit shares to EMX, as set forth in the Agreement, is subject to the approvals of the ASX Exchange and shareholders of Pursuit.

[1] Reference to other mines and mineral deposits in similar geologic settings provides geologic context for EMX's Projects, but this is not necessarily indicative that the Projects host similar tonnage or grades of mineralization.

Overview of the Projects.  The three Projects comprise 20,000 hectares of exploration licenses in three separate historic mining districts that were identified through EMX's regional generative programs, and acquired in 2018.

Espedalen Project. The Espedalen license contains multiple historic mines, prospects and exploration targets hosted in a metamorphosed mafic-ultramafic complex. The license contains the Stormyra Ni-Cu-Co deposit, and 26 other known Ni-Cu-Co occurrences that form a broad ring within the ultramafic magmatic complex. Nickel mining in the area was intermittently active during the period 1848 to 1918 with approximately 100,000 tonnes of nickel ore produced, averaging 1.0% Ni, 0.4% Cu and 0.6% Co according to published sources[2]. Several historic Ni-Cu-Co resources have also been described on the property. The area was also explored and drilled by a Falconbridge Ltd and Blackstone Ventures Inc. joint venture in the early 2000's. Blackstone filed an NI43-101 Technical Report for the project in 2009. This document is available on www.Sedar.com[3].

It is notable that many zones of mineralization contain higher grade masses of sulfide mineralization that were remobilized during deformation and folding in the area. Multiple historic target areas have not yet been drill tested on the property.

Sigdal Project. Nickel sulfide mineralization at Sigdal is hosted within an extensive metamorphosed gabbro complex, with multiple zones of historic mining and nickel occurrences (e.g., Ramstad, Grågalten, and Holmensætra prospects). Following up on an electromagnetic survey, the joint venture between Falconbridge Ltd and Blackstone Ventures drilled two shallow inclined holes in 2006 (both less than 80 meters in length), which intersected "mineralized gabbro" at depths of less than 50 meters. Blackstone described sulfide mineralization with "net" textures, veins and disseminations concentrated in fold-hinge structures and in breccias within the metagrabboic intrusions, including a 6.95 meter intercept (true width unknown) of pyrrhotite-rich sulfide mineralization with subordinate chalcopyrite[4]. Outcrop is sparse, but observations indicate significant folding and sulfide remobilization as evidenced by thickened intervals of sulfide within fold hinges up to eight meters wide. EMX recognizes compelling drill targets beneath as well as along strike of the historic workings, and as follow-up the Blackstone drill holes. Further discovery potential lies within additional structurally complex fold-hinge style targets within the license.

Hosanger Project. The Hosanger district comprises several nickel-copper deposits hosted within the Hosanger Intrusion (a metamorphosed norite) that were exploited by underground mining operations from 1883 through the mid-1940's. Historical production is reported to have totalled 462,000 tonnes averaging 1.05% Ni, 0.35% Cu, and 0.05% Co, with grades up to 3% Ni reported from some phases of production[5],[6].

[2] Reddick Consulting, 2009, Prepared for Blackstone Ventures Inc., NI 43-101 Technical Report on Resource Estimates for the Ertelien, Stormya and Dalen Deposits, Southern Norway dated Jan 13, 2009.

[3] EMX has not done sufficient work to verify the information reported in the referenced Technical Report, but believes the information to be relevant and reliable. Note that Blackstone Ventures Inc. changed their name to Lattice Biologics Inc. in 2015, and the Sedar filings can now be found with the Lattice Biologics filings.

[4] From descriptions in drill hole logs submitted to the Norwegian Geological Survey by Blackstone Minerals and Falconbridge. Available for download on the Norwegian Geological Survey webpage.

[5] Bjørlykke H., 1949.  Hosanger Nikkelgruve, NGU publication Nr. 172, pp.10.

[6] Eilu, P. (ed.) 2012. Mineral deposits and metallogeny of Fennoscandia. Geological Survey of

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Mineralization at Hosanger is reported to consist of zones of disseminated and "net" textured sulfides that are cut by, and juxtaposed with, tectonically remobilized higher grade sulfide lenses. These zones include masses of sulfide mineralization that appear to have been injected into surrounding country rocks during deformational episodes. Multiple historic drill defined zones of sulfide mineralization have not been followed up with modern exploration, and remain open for potential new discoveries.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole Scott Close Isabel Belger

President and Chief Executive Officer Director of Investor Relations  Investor Relations (Europe)

Phone: (303) 979-6666 Phone: (303) 973-8585 Phone: +49 178 4909039

Dave@EMXroyalty.com SClose@EMXroyalty.com IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Finland, Special Paper 53.